

STATEMENT OF FINANCIAL CONDITION

Cantor Fitzgerald & Co.
December 31, 2018
With Report of Independent Registered
Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Cantor Fitzgerald & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Cantor Fitzgerald & Co. (the "Partnership"), as of December 31, 2018, is true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Kimberley Y. Boston
Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ Computation of CFTC Minimum Net Capital Requirement
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
- ☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Management of Cantor Fitzgerald & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cantor Fitzgerald & Co (the "Partnership") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

February 28, 2019

Cantor Fitzgerald & Co.
Statement of Financial Condition
December 31, 2018
(In Thousands)

Assets

Cash and cash equivalents		$ 222,740
Cash and securities segregated under federal and other regulations		232,431
Collateralized agreements:		
Securities purchased under agreements to resell	$ 10,462,008	
Securities borrowed	723,134	
		11,185,142
Financial instruments owned (includes $5,671,204 pledged as collateral)		5,861,121
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers		720,043
Receivables from related parties		7,204
Fixed assets, net		5,701
Other assets		19,386
Total assets		$ 18,253,768

Liabilities, Subordinated Borrowings and Partners' Capital

Financial instruments sold, not yet purchased		$ 1,912,379
Collateralized financings:		
Securities sold under agreements to repurchase	$ 14,521,419	
Securities loaned	430,905	
		14,952,324
Payables to broker-dealers, clearing organizations, customers and related broker-dealers		554,278
Accrued compensation		79,705
Accounts payable and accrued liabilities		49,288
Payables to related parties		30,304
Total liabilities		17,578,278
Commitments and contingencies (Note 6)		
Subordinated borrowings		205,000
Partners' capital:		
General partner		465,785
Limited partner		4,705
Total partners' capital		470,490
Total liabilities, subordinated borrowings and partners' capital		$ 18,253,768

See notes to statement of financial condition

Cantor Fitzgerald & Co.
Notes to Statement of Financial Condition
December 31, 2018
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Cantor Fitzgerald & Co. (the "Partnership"), which is organized under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a futures commission merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC"). The Partnership's primary activities include providing investment banking and advisory services and trading in equity, exchange-traded funds, corporate, government, mortgage backed and municipal securities, and financial futures. In addition, the Partnership is in the business of clearing for correspondent customers, and is a primary dealer in U.S. government securities. The Partnership is owned by Cantor Fitzgerald Securities ("CFS") (94%), the managing general partner, a majority owned subsidiary of Cantor Fitzgerald, L.P ("CFLP" and together with its subsidiaries, "Cantor") as well as CFLP CF&Co. I Holdings, L.P. (1%), a limited partner, and wholly owned subsidiary of CFLP and CFGM CF&Co Holdings, LLC, LLC (5%), which is a subsidiary of CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP. In exchange for an indemnity from CFS, CFGM by a separate agreement with CFS, has assigned its entire 5% indirect interest in the Partnership to CFS.

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through fees from investment banking and advisory services, principal transactions from brokerage services, commissions, and interest.

Investment Banking and Advisory Services – Investment banking and advisory services include underwriting public and private offerings of equity/equity-linked and debt securities and financial advisory services in connection with mergers and acquisitions, restructurings and other transactions. Generally, the Partnership's underwriting transactions represent a single performance obligation which is the sale of the customer's securities. Revenue from these activities is recognized at a point in time on the trade-date because the Partnership has a present right to payment for the service performed and the customer has a right to the net cash proceeds.

1. General and Summary of Significant Accounting Policies (continued)

The Partnership's financial advisory services include various types of transactions and, as a result, revenue recognition is dependent on the type of promised service. Payments received upfront are recognized periodically over the duration of the service or upon the achievement of a milestone. Financial advisory services for mergers and acquisitions often contain success fees that are due upon the completion of a sale or transaction. In these cases, the single performance obligation is the successful completion of the sale or transaction. As a result, revenue is recognized at a point in time when the sale or transaction is completed. In instances where the fees are received upfront, the fee is deferred within the Partnership's statement of financial condition until the satisfaction of the performance obligation. In other cases, the promised service may be satisfied over time. For example, where the service is to provide financial advice on identifying potential transactions, the performance obligation is satisfied over time using a time elapsed methodology as the customer is simultaneously receiving and consuming the promised service. Most of the fees received for financial advisory services are considered variable consideration as the fees are contingent upon a future event (for example, a completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Principal Transactions, net – Principal transactions revenue is derived primarily from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Certain trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer's execution needs for transactions initiated by such customers. Revenue earned from principal transactions represent the spread between the buy and sell price of the security, commodity or derivative. Principal transactions revenue and related expenses are recognized on a trade date basis. Positions held as part of principal transactions are marked to market on a daily basis.

Interest Income and Expense – The Partnership recognizes contractual interest on Financial instruments owned and Financial instruments sold, not yet purchased, on an accrual basis as a component of Interest income and expense. The Partnership accounts for short-term and long-term borrowings on an accrual basis with related interest recorded as Interest expense. In addition, the Partnership recognizes interest income related to Securities borrowed and Securities purchased under agreements to resell and interest expense related to the Securities loaned and Securities sold under agreements to repurchase on an accrual basis as a component of Interest income and expense.

Commissions – Commissions revenue is derived from securities and commodities, whereby the Partnership connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the service and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The

1. General and Summary of Significant Accounting Policies (continued)

Partnership records a receivable between the trade-date and settlement date, when payment is received.

Other Revenue – Other revenue consist primarily of prime brokerage services, which includes clearing and settling trades as well as providing custodial services. Fees for these services are recognized at a point in time when usage occurs.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes. Financial instruments owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Partnership's statement of financial condition. Financial instrument transactions of the Partnership and the related principal transactions revenue are recorded on a trade date basis.

Fair Value – U.S. GAAP defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

1. General and Summary of Significant Accounting Policies (continued)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership separates Financial instruments owned and Financial instruments sold, not yet purchased into two categories: cash instruments and derivative contracts.

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts – Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange-traded derivatives using the closing price from the exchange. OTC derivatives typically fall within Level 2 of the fair value hierarchy. The Partnership generally values OTC derivatives using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options, certain futures and To Be Announced agency mortgage backed securities ("TBAs"), model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

- Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. Inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

1. General and Summary of Significant Accounting Policies (continued)

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("reverse repurchase agreements") and securities borrowed. Collateralized financings are securities sold under the agreement to repurchase ("repurchase agreements") and securities loaned. The Partnership enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

- Reverse repurchase and Repurchase agreements – Reverse repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership nets certain reverse repurchase agreements and repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to, or in excess of, the principal amount loaned under reverse repurchased agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. The Partnership nets certain securities borrowed and securities loaned transactions when a legal right of offset exists under master netting arrangements, which are enforceable by law. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable. Payables to customers also include amounts due on customer margin deposits and free credit balances.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with U.S. GAAP guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

1. General and Summary of Significant Accounting Policies (continued)

Income Taxes – Income taxes are accounted for under U.S. GAAP Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

U.S. GAAP Topic 740, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Compensation Arrangements – CFLP provides awards to certain employees of the Partnership in the form of grant units. Grant units entitle the employees to participate in quarterly distributions of Cantor's income and to receive certain post-termination payments. Grant units are accounted for under U.S. GAAP guidance, which requires that the Partnership record an expense for distributions and for the change in value of the post-termination liability for such awards at each reporting period.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU replaced certain existing revenue recognition guidance. The guidance as stated in ASU No. 2014-09, was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which deferred the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which

1. General and Summary of Significant Accounting Policies (continued)

clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The Partnership adopted the standard on its required effective date of January 1, 2018 using the modified retrospective transition method. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition. In addition, the tax effect of the impact of the adoption of this guidance was not material.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. This standard requires lessees to recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842*, *Leases*, to clarify how to apply certain aspects of the new leases standard. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provides an additional (and optional) transition method to adopt the new leases standard. ASU 2018-11 also contains a new practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted. The Partnership has adopted the standards on their required effective date and is using the effective date as the date of initial application. As a result, pursuant to this transition method, financial information was not updated and the disclosures required under the new leases standards were not provided for dates and periods before January 1, 2019. The new guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Partnership expects to elect the 'package of practical expedients,' which permits the Partnership not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The new standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Partnership currently expects to elect the short-term lease recognition exemption for all leases that qualify. The Partnership also currently expects to elect the practical expedient to not separate lease and non-lease components for all of leases other than leases of real estate. The Partnership, acting primarily as a lessee, currently believes the most material effects of adoption will relate to the recognition of a new ROU asset and lease liability on its statement of financial condition for its real estate operating leases, and these impacts are expected to represent approximately 0.2 percent of the Partnership's Total assets and Total liabilities, respectively. See Note 6 – Commitments, Contingencies and Guarantees for additional information.

1. General and Summary of Significant Accounting Policies (continued)

In August 2017, the FASB issued ASU No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*. The guidance intends to better align an entity's risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the statement of financial condition. The new standard became effective for the Partnership on January 1, 2019, with early adoption permitted, and was applied on a prospective basis and modified retrospective basis. In October 2018, the FASB issued ASU No. 2018-16, *Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes*. Based on concerns about the sustainability of LIBOR, in 2017, a committee convened by the Federal Reserve Board and the Federal Reserve Bank of New York identified a broad Treasury repurchase agreement (repo) financing rate referred to as the SOFR as its preferred alternative reference rate. The guidance in ASU No. 2018-16 adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. The amendments in this ASU are required to be adopted concurrently with the guidance in ASU No. 2017-12. The adoption of this guidance did not have a material impact on the Partnership's statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement*. The guidance is part of the FASB's disclosure framework project, whose objective and primary focus are to improve the effectiveness of disclosures in the notes to the statement of financial condition. The ASU eliminates, amends and adds certain disclosure requirements for fair value measurements. The FASB concluded that these changes improve the overall usefulness of the footnote disclosures for financial statement users and reduce cost for preparers. The new standard will become effective for the Partnership beginning January 1, 2020 and early adoption is permitted for eliminated and modified fair value measurement disclosures. Certain disclosures are required to be applied prospectively and other disclosures need to be adopted retrospectively in the period of adoption. As permitted by the transition guidance in the ASU, the Partnership early adopted, eliminated and modified disclosure requirements as of December 31, 2018 and plans to adopt the remaining disclosure requirements effective January 1, 2020. The adoption of this standard did not impact the Partnership's statement of financial condition.

(In Thousands)

2. Fair Value Measurement

The Partnership's Financial instruments owned and Financial instruments sold, not yet purchased consisted of the following:

	Financial instruments owned	Financial instruments sold, not yet purchased
As of December 31, 2018		
Agency mortgage backed securities	$ 3,804,610	$ 12,455
U.S. government treasuries	842,646	1,626,920
U.S. government agencies and other obligations	577,602	96,892
Corporate Bonds	437,132	74,866
Equities	146,629	100,668
Swap agreements	30,795	–
Municipal Bonds	20,404	61
Futures	871	501
Options	432	16
Total	$ 5,861,121	$ 1,912,379

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under U.S. GAAP guidance at December 31, 2018:

	Assets at fair value at December 31, 2018				
	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs		
Description	**(Level 1)**	**(Level 2)**	**(Level 3)**	**Netting and collateral**	**Total**
Financial instruments owned:					
Agency mortgage backed securities	$ –	$ 3,804,610	$ –	$ –	$ 3,804,610
U.S. government treasuries	842,646	–	–	–	842,646
U.S. government agencies and other obligations	–	577,602	–	–	577,602
Corporate bonds	–	437,132	–	–	437,132
Equities	135,317	11,312	–	–	146,629
Swap agreements	–	30,795	–	–	30,795
Municipal bonds	–	20,404	–	–	20,404
Futures	–	871	–	–	871
Options	432	–	–	–	432
Total	$ 978,395	$ 4,882,726	$ –	$ –	$ 5,861,121

2. Fair Value Measurement (continued)

Description	Liabilities at fair value at December 31, 2018				
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Netting and collateral	Total
Financial instruments sold, not yet purchased:					
U.S. government treasuries	$ 1,626,920	$ —	$ —	$ —	$ 1,626,920
Equities	97,881	2,787	—	—	100,668
U.S. government agencies and other obligations	—	96,892	—	—	96,892
Corporate bonds	—	74,866	—	—	74,866
Agency mortgage backed securities	—	12,455	—	—	12,455
Futures	—	501	—	—	501
Municipal bonds	—	61	—	—	61
Options	16	—	—	—	16
Total	$ 1,724,817	$ 187,562	$ —	$ —	$ 1,912,379

Derivative Contracts – The Partnership does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement. The derivative contracts are recorded as part of Financial instruments owned and Financial instruments sold, not yet purchased in the Partnership's statement of financial condition as follows:

Description	As of December 31, 2018		
	Notional Amount	Assets	Liabilities
Swap agreements	$ 2,318,000	$ 30,795	$ —
TBAs[1]	2,210,013	11,384	12,363
Options	15,081	432	16
Futures	1,628,022	871	501

[1] The fair value of TBA's is included in Agency mortgage backed securities in the Financial instruments owned and Financial instruments sold, not yet purchased tables above and the fair value hierarchy tables above.

2. Fair Value Measurement (continued)

	Gross Amounts	Gross Amounts Offset	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset		Net Amounts
				Financial Instruments	Cash Collateral Received	
As of December 31, 2018						
Assets						
Swap Agreements	$ 30,795	$ —	$ 30,795	$ —	$ —	$ 30,795
TBAs	11,384	—	11,384	—	—	11,384
Futures	871	—	871	—	—	871
Options	432	—	432	—	—	432
Total	$ 43,482	$ —	$ 43,482	$ —	$ —	$ 43,482
Liabilities						
TBAs	$ 12,363	$ —	$ 12,363	$ —	$ —	$ 12,363
Futures	501	—	501	—	—	501
Options	16	—	16	—	—	16
Total	$ 12,880	$ —	$ 12,880	$ —	$ —	$ 12,880

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers

Receivables from and Payables to broker-dealers and clearing organizations primarily represent amounts due on undelivered mortgage backed securities, government securities, equities and corporate bonds, cash on deposit with clearing organizations and receivables from clearing brokers.

At December 31, 2018, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers included the following:

As of December 31, 2018	Receivables	Payables
Customers	$ 280,160	$ 340,536
Pending trades, net	188,035	—
Contract values of fails to deliver/receive	109,764	108,453
Clearing brokers and clearing organizations	92,501	62,449
Accrued commissions receivable, net	3,324	—
Other receivables/payables from broker-dealers and related broker-dealers	46,259	42,840
Total	$ 720,043	$ 554,278

As of December 31, 2018, the Partnership had receivables from affiliated broker-dealers of $3.1 million (see Note 7 – Related Party Transactions, for additional information related to these payables).

3. Receivables from and Payables to Broker–Dealers, Clearing Organizations, Customers and Related Broker–Dealers (continued)

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2018 have subsequently settled at the contracted amounts.

Receivables from and Payables to customers also include amounts due on cash transactions.

4. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings at December 31, 2018:

	As of December 31, 2018					
	Assets			Liabilities		
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 22,985,947	$ 1,929,648	$ 24,915,595	$ 28,251,872	$ 430,905	$ 28,682,777
Less: gross amount offsets	12,523,939	1,206,514	13,730,453	13,730,453	–	13,730,453
Net amount presented in the Partnership's statement of financial condition	10,462,008	723,134	11,185,142	14,521,419	430,905	14,952,324
Less: amount not offset in the Partnership's statement of financial condition						
Collateral[1]	10,462,008	723,134	11,185,142	14,521,419	430,905	14,952,324
Net amount	$ –	$ –	$ –	$ –	$ –	$ –

[1] Represents amounts which are not permitted to be offset on the Partnership's statement of financial condition in accordance with ASC 210-20 but which provide the Partnership with the right of offset in the event of default.

As of December 31, 2018, the Partnership had securities borrowed transactions of $69.8 million with an affiliate. As of December 31, 2018, the Partnership had securities loaned transactions of $21.5 million with an affiliate. As of December 31, 2018 the Partnership had repurchase agreements of $61.6 million with affiliates.

4. Securities Financing Transactions (continued)

The following table shows collateralized financings by class of collateral pledged and maturity date:

	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase					
U.S. government and agency obligations	$ 290,026	$13,020,830	$ 445,071	$ 875	$13,756,802
Securities backed by commercial real estate	1,333	111,174	235,942	-	348,449.00
Corporate debt securities	-	126,687	-	-	126,687
Equities	-	32,052	-	-	32,052.00
Municipal obligations	-	19,074	-	-	19,074.00
Other debt obligations	-	238,355	-	-	238,355.00
Total	$ 291,359	$13,548,172	$ 681,013	$ 875	$14,521,419
Securities loaned					
Corporate debt securities	218	-	-	-	218
Equities	430,687	-	-	-	430,687
Total	430,905	-	-	-	430,905
Total collateralized financings	$ 722,264	$13,548,172	$ 681,013	$ 875	$14,952,324
Gross amount of recognized liabilities for collateralized financings					$28,251,872
Amounts related to agreements not included in offsetting disclosure					$14,521,419

In connection with securities financing transactions, the Partnership accepts collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed transactions. As of December 31, 2018, the gross and net fair value of such collateral received from counterparties was $28.7 billion and $14.9 billion, respectively. As of December 31, 2018, the gross and net fair value of such collateral loaned to counterparties was $32.2 billion and $18.3 billion, respectively. Additionally, a portion of collateral received is used by the Partnership to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations. At December 31, 2018, collateral of $1.7 billion had been delivered against securities sold short or repledged by the Partnership.

5. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2018
Leasehold improvements and other fixed assets	$ 11,088
Computer and communication equipment	3,819
Software, including software development costs	2,262
	17,169
Less: accumulated depreciation and amortization	11,468
Fixed assets, net	$ 5,701

The carrying value of the capitalized software development costs amounted to $1.7 million as of December 31, 2018.

6. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancellable leases, principally for office space, expiring at various dates through 2027. As of December 31, 2018, the minimum lease payments under these arrangements were as follows:

Years Ending December 31,	Minimum Lease Payments
2019	$ 4,911
2020	4,315
2021	4,240
2022	3,904
2023	3,318
2024 and thereafter	10,808
Total	$ 31,496

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearing organizations and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing organizations or exchange, all other members would be required to meet the shortfall.

6. Commitments, Contingencies and Guarantees (continued)

In addition, the Partnership has entered into non-financial guarantees on behalf of BGC Partners, Inc. ("BGCP"), a subsidiary of Cantor, for various U.S. and non-U.S. based brokers engaging in interest rate swap transactions with U.S.-based counterparties for regulatory purposes. BGCP is required to indemnify the Partnership for any amounts paid on their behalf pursuant to this arrangement. The Partnership's liability under these arrangements is not quantifiable. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Employment and Competitor-Related Litigation – From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring are not uncommon.

The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership's statement of financial condition.

Risks and Uncertainties – The Partnership generates revenue by providing securities trading and brokerage services to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenue for these services is transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations and could have an impact on the Partnership's overall profitability.

Financing – The Partnership has a commitment to provide a subordinated revolving line of credit of up to $5.0 million to an affiliate. At December 31, 2018, there was an outstanding balance of $5.0 million, which is included in Receivables from related parties in the Partnership's statement of financial condition. The scheduled maturity date on the borrowing is July 12, 2020.

At December 31, 2018, in connection with its financing activities, the Partnership had commitments to enter into or extend resale agreements. At December 31, 2018, there were $6.1

6. Commitments, Contingencies and Guarantees (continued)

billion in resale commitments, $3.3 billion of which were entered into with an affiliate. At December 31, 2018 there were $0.2 billion in repurchase commitments, $0.2 billion of which were entered into with an affiliate.

7. Related Party Transactions

The Partnership's Receivables from and Payables to related parties represent uncollateralized advances and amounts for support services provided.

The Partnership provided investment banking services to affiliates for which the uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

The Partnership provided services to affiliates for the sale of Real Estate Investment Trusts and Delaware Statutory Trusts for which the uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

The Partnership provides clearing and settlement services for a fee, under contractual agreements, to affiliates for which the uncollected balances are included in Receivables from related parties in the Partnership's statement of financial condition.

The Partnership has a commitment to provide a subordinated revolving line of credit to an affiliate and also has entered into guarantees on behalf of BGCP. See Note 6 – Commitments, Contingencies, and Guarantees for further detail related to these transactions.

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. Under an Amended and Restated Joint Services Agreement between the Partnership and BGCP, BGCP provides network, data center, server administration support, and other technology services to the Partnership. BGCP charges the Partnership for these services commensurate with the cost of providing these services. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees receive forgivable loans. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

The Partnership has subordinate borrowings with an affiliate. See Note 12 – Subordinated Borrowings for further detail related to these transactions. Unpaid balances are included in Payables to related parties in the Partnership's statement of financial condition.

8. Grant Units

CFLP provides grant units to certain employees of the Partnership that entitle the employees to participate in quarterly distributions of Cantor's income and to receive post-termination payments equal to the notional value of the grant generally in four equal yearly installments after the employee's termination provided that the employee has not engaged in any competitive activity with the Partnership or its affiliates prior to the date each payment is due. Typically, the grant units vest during the period of requisite service up to four years. Under U.S. GAAP guidance the grant units are re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such post-termination payments are allocated to the Partnership. At December 31, 2018, the related grant liability is recorded on CFLP.

9. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3–1"). The Partnership has elected to compute its net capital using the alternative method, which requires the Partnership to maintain minimum net capital equal to the greater of $1.5 million, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") customer reserve computation, plus excess margin collected on resale agreements, as defined. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of customer and non–customer risk maintenance margin requirement, or $1.0 million. At December 31, 2018, the Partnership had net capital, as defined, of $346.8 million, which was $340.0 million in excess of its required net capital.

The Partnership is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2018, the Partnership segregated qualified securities with a value of $83.4 million into a special reserve account in addition to $132.8 million in cash and money markets for the exclusive benefit of customers, which is included in Cash and securities segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3–3. As of December 31, 2018, the Partnership segregated qualified securities with a value of $11.3 million into a special reserve account for the exclusive benefit of PAB customers.

As an FCM, the Partnership is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2018, the Partnership had assets segregated, secured and held in separate accounts totaled $5.0 million, all of which was cash and exceeded requirements by $5.0 million.

10. Financial Instruments and Off-Balance Sheet Risk

Trading Activities – The Partnership's primary activities include securities sales and trading services to institutional clients and other broker-dealers. To facilitate customer transactions, the Partnership will take principal positions in financial instruments, such as government, agency mortgage backed securities, corporate obligations, equities and options facilitation.

Market Risk – In the normal course of business, the Partnership enters into transactions to purchase inventory securities and sell securities not yet purchased, which are recorded as assets and liabilities in the Partnership's statement of financial condition. Market risk is the potential loss the Partnership may incur as a result of changes in the market or fair value of a particular financial instrument. The Partnership's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Partnership manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Financial Instruments with Off–Balance–Sheet Risk – The Partnership, enters into TBAs to facilitate customer transactions and provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into swaps and futures contracts to provide an economic hedge for the Partnership's trading inventory. The Partnership also enters into option contracts to facilitate customer transactions.

Such transactions may expose the Partnership to significant off–balance sheet risk in the event the collateral is not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Partnership's customer financing and securities settlement activities may require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers.

Certain market and credit risks are inherent in the Partnership's business. In the normal course of business the Partnership's customer activities include the execution, settlement, custody, and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to credit risk in the event the customer is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. As a securities broker and dealer, the Partnership is engaged in various sales and trading activities, servicing a diverse group of domestic and foreign corporations, governments and institutional investors. A substantial portion of the Partnership's transactions are

10. Financial Instruments and Off-Balance Sheet Risk (continued)

executed with and on behalf of institutional investors including brokers and dealers and banks, insurance companies, pension plans, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

The Partnership uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a relationship with the Partnership. These counterparties are subsequently reviewed on a periodic basis. The Partnership sets a maximum credit limit for each counterparty. Furthermore, the Partnership enters into master agreements when feasible and demands collateral from certain counterparties or for certain types of transactions. The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

11. Collateralized Borrowings

The Partnership has a $150.0 million committed, secured bank facility that permits the Partnership to finance a broad array of U.S. fixed income and equity securities. The facility is structured as a 364 day senior secured revolving credit facility involving two banks. The borrowings are guaranteed by CFLP. The facility is used on a periodic basis to finance inventory. The facility is set to mature on May 1, 2019. There were no borrowings outstanding under the facility at December 31, 2018. The interest rate on this facility is one month LIBOR plus 125 basis points.

12. Subordinated Borrowings

During June 2011, the Partnership entered into two subordinated borrowing agreements with CFLP and CFS in the amounts of $1.3 million and $128.7 million, respectively. The rate of interest on both borrowings is three month LIBOR plus 600 basis points, maturing June 15, 2020.

During December 2013, the Partnership entered into an additional subordinated borrowing agreement with CFLP in the amount of $75.0 million. The rate of interest on the borrowing is three month LIBOR plus 600 basis points, maturing December 31, 2020.

12. Subordinated Borrowings (continued)

These borrowings are subordinated to the claims of general creditors, approved by FINRA and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

13. Income Taxes

As of December 31, 2018, the Partnership had net deferred tax assets of $5,254, which consists primarily of book tax differences related to grant units and other accrued compensation.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2018. As of December 31, 2018, the Partnership did not accrue any interest or penalties. The Partnership is presently under UBT examination for the 20106 through 2010 years. The Partnership is presently not under examination by the United States federal authorities and is no longer subject to examination by US federal and state and local authorities for the years prior to 2015 and 2014, respectively.

14. Revenue from Contracts with Customers

There was no significant impact as a result of applying the new revenue recognition standard, as codified within ASC Topic 606, to the Partnership's statement of financial condition for the year ended December 31, 2018.

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had receivables related to revenue from contracts with customers of $3.3 million and $1.4 million at December 31, 2018 and January 1, 2018, respectively. The Partnership had no impairments related to these receivables during the year ended December 31, 2018.

The Partnership's deferred revenue primarily relates to customers paying advance or billed in advance where the performance obligation has not yet been satisfied. There was no deferred revenue at December 31, 2018. Deferred revenue at January 1, 2018 was $0.2 million.

13. Revenue from Contracts with Customers (continued)

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. At December 31, 2018, there were no capitalized costs recorded to fulfill a contract.

14. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.